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                                                                    EXHIBIT 3.1



                                    RESTATED

                            ARTICLES OF INCORPORATION

                                       OF

                             HERITAGE COMMERCE CORP,
                       AS AMENDED EFFECTIVE JUNE 29, 2001



                                    ARTICLE I

        The name of this corporation is Heritage Commerce Corp.

                                   ARTICLE II

        The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

                                   ARTICLE III

        a. The total number of shares of stock that the corporation shall have authority to issue is 40,000,000 shares, which shall be divided into two classes as follows: (a) 30,000,000 shares of Common Stock, and (b) 10,000,000 shares of Preferred Stock (hereinafter "Preferred Shares"). Upon amendment of this Article III as set forth herein, each outstanding share of Common Stock is divided into one and one-half shares of Common Stock.

        b. The Preferred Shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred Shares and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of Preferred Shares and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.


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                                   ARTICLE IV

        Any action required to be taken by shareholders of this corporation must be taken at a duly called annual meeting or a special meeting of shareholders of the corporation and no action may be taken by the written consent of the shareholders.


                                    ARTICLE V

        The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Any repeal or modification of this Article, or the adoption of any provision of the Articles of Incorporation inconsistent with this Article, shall only be prospective and shall not adversely affect the rights under this Article in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability.

                                   ARTICLE VI

        This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the corporation and its shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the limitations on excess indemnification set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.


                                   ARTICLE VII

        No holder of any class of stock of the corporation shall be entitled to cumulate votes at any election of directors of the corporation.










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